07021411

Maybank

Our file ref. : GSS/M201

Date : 22 February 2007
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W,
Room 3099
Office of International Corporate Finance
Mail Stop 3 – 7
Washington D.C. 20549

BY COURIER

SUPPL

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	21 February 2007	Interim Dividend of 40 sen per share less tax 27%
2.	21 February 2007	2nd Quarterly Report For The Financial Period Ending 30 June 2007.

PROCESSED
MAR 0 6 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C. SECTION
213

Yours faithfully
for **MAYBANK**,

MOHD NAZLAN MOHD GHAZALI
Executive Vice President
General Counsel & Company Secretary

Enc.

MNMG\RE\shida mbbboard\adr.ms

Malayan Banking Berhad (3813-K)
Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, Malaysia.
Tel : 603-2070 8833 Fax : 603-2070 2611 Telex : MA 32837

20 R

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by MALAYAN BANKING on 21/02/2007 06:05:08 PM
Reference No MB-070221-64048

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**Company Secretary**

* Entitlement date	:**12/04/2007**
* Entitlement time	:**05:00:00 PM**
* Entitlement subject	:**Interim Dividend**
* Entitlement description	

Interim Dividend of 40 sen per share less tax 27%

Period of interest payment	: to
Financial Year End	:**30/06/2007**
Share transfer book & register of members will be closed from	:**13/04/2007** to **14/04/2007**

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Share Registration, Corporate & Legal Services
14 Floor, Menara Maybank
100 Jalan Tun Perak
50050 Kuala Lumpur

Payment date	:**26/04/2007**
A depositor shall qualify for the entitlement only in respect of:	
* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**12/04/2007**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:**10/04/2007**

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)	:
* Entitlement indicator	: **Ratio** ● **RM** **Percentage**
* Entitlement in RM (RM)	:**0.4**
Remarks	

ADK

Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 21/02/2007 06:00:17 PM
Reference No MB-070216-51673

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **En. Mohd Nazlan Mohd Ghazali**
*	Designation	: **Company Secretary**

Part A1 : QUARTERLY REPORT

* **Financial Year End**	: **30/06/2007** 16
* **Quarter**	: **1 Qtr ● 2 Qtr 3 Qtr 4 Qtr Other**
* **Quarterly report for the financial period ended**	: **31/12/2006**
* **The figures**	: **have been audited ● have not been audited**

Please attach the full Quarterly Report here:

Maybank Results - 31 Dec 2006.p

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2006**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
		31/12/2006 16	31/12/2005 16	31/12/2006 16	31/12/2005 16
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	3,464,889	3,295,181	7,027,301	6,458,215
2	Profit/(loss) before tax	1,128,083	919,606	2,008,984	1,866,484
3	Profit/(loss) for the period	825,345	641,022	1,418,551	1,320,482

4	Profit/(loss) attributable to ordinary equity holders of the parent	789,124	634,079	1,365,088	1,307,024
5	Basic earnings/(loss) per share (sen)	20.58	16.84	35.75	34.89
6	Proposed/Declared dividend per share (sen)	40.00	0.00	40.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	4.6608	4.4156

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2006 [16]	31/12/2005 [16]	31/12/2006 [16]	31/12/2005 [16]
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	2,636,514	2,085,249	5,264,794	4,145,161
2	Gross interest expense	1,387,829	989,338	2,718,183	1,948,114

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENT
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2006

Group	Note	2nd Quarter Ended 31 December 2006 RM'000	31 December 2005 RM'000 (Restated)	Cumulative 6 Months Ended 31 December 2006 RM'000	31 December 2005 RM'000 (Restated)
Continuing Operations					
Interest income	A14	**2,636,514**	2,085,249	**5,264,794**	4,145,161
Interest expense	A15	**(1,387,829)**	(989,338)	**(2,718,183)**	(1,948,114)
Net interest income		**1,248,685**	1,095,911	**2,546,611**	2,197,047
Income from Islamic Banking Scheme operations:					
Gross operating income		**185,401**	204,007	**379,204**	405,067
Profit equalisation reserves		**34,992**	31,899	**91,192**	31,333
	A26b	**220,393**	235,906	**470,396**	436,400
		1,469,078	1,331,817	**3,017,007**	2,633,447
Non-interest income	A16	**792,588**	674,603	**1,342,202**	1,338,598
Net income		**2,261,666**	2,006,420	**4,359,209**	3,972,045
Overhead expenses	A17	**(981,251)**	(764,312)	**(1,874,077)**	(1,507,484)
Operating Profit		**1,280,415**	1,242,108	**2,485,132**	2,464,561
Allowance for losses on loans, advances and financing	A18	**(153,917)**	(322,433)	**(477,733)**	(598,032)
		1,126,498	919,675	**2,007,399**	1,866,529
Share of profits in associated companies		**1,585**	(69)	**1,585**	(45)
Profit before taxation		**1,128,083**	919,606	**2,008,984**	1,866,484
Taxation & Zakat		**(302,738)**	(278,584)	**(590,433)**	(546,002)
Profit for the period		**825,345**	641,022	**1,418,551**	1,320,482
Attributable to:					
Equity holders of the parent		**789,124**	634,079	**1,365,088**	1,307,024
Minority Interest		**36,221**	6,943	**53,463**	13,458
		825,345	641,022	**1,418,551**	1,320,482
Earnings per share attributable to equity holders of the parent	B12				
Basic		**20.58 sen**	16.84 sen	**35.75 sen**	34.89 sen
Fully diluted		**20.48 sen**	16.76 sen	**35.46 sen**	34.71 sen

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENT
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2006

Bank	Note	2nd Quarter Ended 31 December 2006 RM'000	2nd Quarter Ended 31 December 2005 RM'000 (Restated)	Cumulative 6 Months Ended 31 December 2006 RM'000	Cumulative 6 Months Ended 31 December 2005 RM'000 (Restated)
Continuing Operations					
Interest income	A14	**2,415,238**	1,964,159	**4,838,494**	3,852,698
Interest expense	A15	**(1,257,802)**	(916,152)	**(2,463,272)**	(1,779,128)
Net interest income		**1,157,436**	1,048,007	**2,375,222**	2,073,570
Income from Islamic Banking Scheme operations:					
Gross operating income		**181,417**	198,481	**371,213**	391,857
Profit equalisation reserves		**35,980**	28,644	**91,290**	27,265
	A26b	**217,397**	227,125	**462,503**	419,122
		1,374,833	1,275,132	**2,837,725**	2,492,692
Non-interest income	A16	**730,220**	641,650	**1,105,208**	1,196,124
Net income		**2,105,053**	1,916,782	**3,942,933**	3,688,816
Overhead expenses	A17	**(819,764)**	(689,667)	**(1,571,621)**	(1,345,307)
Operating Profit		**1,285,289**	1,227,115	**2,371,312**	2,343,509
Allowance for losses on loans, advances and financing	A18	**(154,809)**	(289,176)	**(490,575)**	(547,292)
Profit before taxation		**1,130,480**	937,939	**1,880,737**	1,796,217
Taxation & Zakat		**(305,687)**	(263,819)	**(570,442)**	(506,393)
Profit for the period		**824,793**	674,120	**1,310,295**	1,289,824

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 31 DECEMBER 2006

	Note	GROUP 31 December 2006 RM'000	30 June 2006 RM'000 (Restated)	BANK 31 December 2006 RM'000	30 June 2006 RM'000 (Restated)
ASSETS					
Cash and short-term funds		**27,445,171**	32,035,395	**27,205,370**	27,542,452
Deposits and placements with financial institutions		**18,112,060**	4,051,409	**14,186,383**	3,010,830
Securities purchased under resale agreements		**382,637**	1,503,957	**382,637**	1,503,957
Securities held-for-trading	A8(i)	**1,784,941**	477,698	**1,210,335**	476,976
Securities available-for-sale	A8(ii)	**30,171,110**	27,445,865	**25,279,537**	23,143,904
Securities held-to-maturity	A8(iii)	**3,036,085**	5,798,259	**2,327,542**	3,268,867
Loans, advances and financing	A9	**131,097,762**	131,453,654	**126,673,664**	127,848,395
Other assets	A10	**2,531,339**	3,025,581	**2,198,705**	1,723,904
Statutory deposits with Central Banks		**5,118,857**	3,701,824	**4,929,690**	3,515,995
Investment in subsidiary companies		-	-	**2,556,543**	2,713,793
Investment in associated companies		**12,083**	9,620	**7,940**	7,940
Intangible assets		**81,015**	-	**81,015**	-
Property, plant and equipment		**1,409,470**	1,403,808	**1,179,158**	1,179,498
Deferred tax assets		**1,009,693**	1,177,568	**985,076**	1,120,495
Life, general takaful and family takaful fund assets		**13,217,339**	12,120,688	-	-
TOTAL ASSETS		**235,409,562**	224,205,326	**209,203,595**	197,057,006
LIABILITIES					
Deposits from customers	A11	**150,369,167**	136,217,976	**141,719,228**	125,137,436
Deposits and placements of banks and other financial institutions	A12	**22,836,896**	28,707,575	**24,016,211**	28,037,862
Obligations on securities sold under repurchase agreements		**15,753,853**	12,276,138	**13,581,708**	11,217,285
Bills and acceptances payable		**1,545,410**	4,818,215	**1,520,361**	5,168,544
Other liabilities	A13	**4,948,735**	3,865,111	**3,989,112**	3,563,137
Recourse obligation on loans sold to Cagamas		**3,284,115**	3,727,458	**3,284,115**	3,727,458
Provision for taxation and zakat		**898,089**	1,074,402	**940,129**	1,034,310
Deferred tax liabilities		**39,625**	26,582	-	-
Subordinated obligations	A12	**3,841,210**	3,896,880	**3,841,210**	3,896,880
Life, general takaful and family takaful fund liabilities		**863,563**	684,536	-	-
Life, general takaful and family takaful policy holders' funds		**12,353,776**	11,436,152	-	-
TOTAL LIABILITIES		**216,734,439**	206,731,025	**192,892,074**	181,782,912

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 31 DECEMBER 2006

		GROUP		BANK	
		31 December 2006	30 June 2006	31 December 2006	30 June 2006
	Note	RM'000	RM'000	RM'000	RM'000
SHAREHOLDERS' EQUITY					
Share capital		**3,843,447**	3,796,947	**3,843,447**	3,796,947
Reserves		**14,070,147**	12,968,879	**12,468,074**	11,477,147
		17,913,594	16,765,826	**16,311,521**	15,274,094
Minority Interest		**761,529**	708,475	**-**	-
Total equity		**18,675,123**	17,474,301	**16,311,521**	15,274,094
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**235,409,562**	224,205,326	**209,203,595**	197,057,006
COMMITMENTS AND CONTINGENCIES	A23	**140,797,484**	130,383,443	**137,981,988**	128,296,116
CAPITAL ADEQUACY	A25				
Based on credit and market risks:					
Without deducting dividend payable *					
Core capital ratio		**9.36%**	9.91%	**10.06%**	9.61%
Risk-weighted capital ratio		**13.30%**	13.88%	**13.10%**	12.54%
After deducting dividend payable					
Core capital ratio:		**8.66%**	9.31%	**9.30%**	8.96%
Risk-weighted capital ratio:		**12.61%**	13.28%	**12.34%**	11.89%
Net assets per share attributable to equity holders of the parent		**RM4.66**	RM4.42	**RM4.24**	RM4.02

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the dividends proposed or declared but remain unpaid at the balance sheet date were not deducted.

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD

(3813-K)

(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2006

GROUP	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Other Reserves RM'000	Distributable Retained Profits RM'000	Total RM'000	Minority Interest RM'000	Total Equity RM'000
	<================ Non Distributable						================>				
At 1 July 2006											
As previously stated	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	-	6,811,248	16,765,826	708,475	17,474,301
Prior year adjustments											
- Effects of adopting FRS 2	-	-	-	-	-	-	3,038	(3,038)	-	-	-
At 1 July 2006 (restated)	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	3,038	6,808,210	16,765,826	708,475	17,474,301
Currency translation differences	-	-	(462)	-	-	(92,055)	-	-	(92,517)	-	(92,517)
Net increase in fair value of securities	-	-	-	-	343,342	-	-	-	343,342	-	343,342
Net gain not recognised in the income st	-	-	(462)	-	343,342	(92,055)	-	-	250,825	-	250,825
Net profit for the period	-	-	-	-	-	-	-	1,365,088	1,365,088	53,463	1,418,551
Share-based payment under ESOS	-	-		-	-	-	54,428	-	54,428	-	54,428
Transfer to statutory reserve	-	-	(69,947)	-	-	-	-	69,947	-	-	-
Issue of ordinary shares pursuant to ES(	46,500	395,590	-	-	-	-	-	-	442,090	-	442,090
Dividends paid	-	-	-	-	-	-	-	(964,663)	(964,663)	(409)	(965,072)
At 31 December 2006	3,843,447	2,533,397	3,903,508	15,250	315,863	(33,919)	57,466	7,278,582	17,913,594	761,529	18,675,123
At 1 July 2005											
As previously stated	3,721,053	1,501,117	3,965,468	15,250	-	49,238	-	7,149,183	16,401,309	452,444	16,853,753
Transitional adjustments	-	-	-	-	347,170	-	-	(143,148)	204,022	-	204,022
As restated	3,721,053	1,501,117	3,965,468	15,250	347,170	49,238	-	7,006,035	16,605,331	452,444	17,057,775
Currency translation differences	-	-		-	-	61,031	-	-	61,031	-	61,031
Net decrease in fair value of securities	-	-	-	-	(95,791)	-	-	-	(95,791)	-	(95,791)
Net accretion from increased interest in subsidiaries	-	-	5,815	-	-	-	-	-	5,815	-	5,815
Net loss not recognised in the income st	-	-	5,815	-	(95,791)	61,031	-	-	(28,945)	-	(28,945)
Net profit for the period	-	-	-	-	-	-			-		-
Transfer to statutory reserve			2,681								
Issue of ordinary shares pursuant to ES(	60,237	503,331	-	-	-	-	-	-	563,568	-	563,568
At 31 December 2005	3,781,290	2,004,448	3,973,964	15,250	251,379	110,269	-	7,006,035	17,139,954	452,444	17,592,398

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2006

BANK	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Other Reserves RM'000	Distributable Retained Profits RM'000	Total Equity RM'000
	<================	Non Distributable					===============>		
At 1 July 2006									
As *previously stated*	3,796,947	2,137,807	3,871,493	-	(21,206)	112,690	-	5,376,363	15,274,094
Prior year adjustments									
- Effects of adopting FRS 2	-	-	-	-	-	-	3,038	(3,038)	-
At 1 July 2006 (restated)	3,796,947	2,137,807	3,871,493	-	(21,206)	112,690	3,038	5,373,325	15,274,094
Currency translation differences	-	-	(602)	-	-	(53,725)	-	-	(54,327)
Net increase in fair value of securities	-	-	-	-	249,604	-	-	-	249,604
Net gain/(loss) not recognised in the income statement	-	-	(602)	-	249,604	(53,725)	-	-	195,277
Net profit for the period	-	-	-	-	-	-	-	1,310,295	1,310,295
Share-based payment under ESOS	-	-	-	-	-	-	54,428	-	54,428
Transfer to statutory reserve	-	-	510	-	-	-	-	(510)	-
Issue of ordinary shares pursuant to ES(	46,500	395,590	-	-	-	-	-	-	442,090
Dividends paid								(964,663)	(964,663)
At 31 December 2006	3,843,447	2,533,397	3,871,401	-	228,398	58,965	57,466	5,718,447	16,311,521
At 1 July 2005									
As previously stated	3,721,053	1,501,117	3,871,038	-	-	89,419	-	5,996,652	15,179,279
Transitional Adjustments	-	-	-	-	338,219	-	-	(156,760)	181,459
At 1 July 2005 (restated)	3,721,053	1,501,117	3,871,038	-	338,219	89,419	-	5,839,892	15,360,738
Currency translation differences	-	-	(10)	-	-	9,982	-	-	9,972
Net decrease in fair value of securities	-	-	-	-	(122,244)	-	-	-	(122,244)
Net gain not recognised in the income statement	-	-	(10)	-	(122,244)	9,982	-	-	(112,272)
Net profit for the period	-	-	-	-	-	-	-	1,289,824	1,289,824
Issue of ordinary shares pursuant to ES(	60,237	503,331	-	-	-	-	-	-	563,568
Dividends paid	-	-	-	-	-	-	-	(1,622,301)	(1,622,301)
At 31 December 2005	3,781,290	2,004,448	3,871,028	-	215,975	99,401	-	5,507,415	15,479,557

(These condensed financial statements should be read *in conjunction with the audited* financial statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONDENSED CASH FLOW STATEMENTS
FOR THE SECOND FINANCIAL QUARTER ENDED 31 DECEMBER 2006

	GROUP		BANK	
	31 December 2006 RM'000	31 December 2005 RM'000	31 December 2006 RM'000	31 December 2005 RM'000
Profit before taxation	**2,008,984**	1,866,484	**1,880,737**	1,796,217
Adjustments for non-operating and non-cash items	**334,455**	814,548	**219,792**	706,172
Operating profit before working capital changes	**2,343,439**	2,681,032	**2,100,529**	2,502,389
Changes in working capital:-				
Net changes in operating assets	**(16,079,903)**	(4,750,173)	**(13,052,336)**	(3,763,743)
Net changes in operating liabilities	**10,756,539**	265,919	**11,793,646**	2,689,465
Tax expense and zakat paid	**(585,828)**	(213,670)	**(529,204)**	(349,904)
Net cash generated from operations	**(3,565,753)**	(2,016,892)	**312,635**	1,078,207
Net cash (used in)/generated from investing activities	**(90,298)**	(120,319)	**287,806**	(631,157)
Net cash (used in)/generated from financing activities	**(965,916)**	664,674	**(965,916)**	147,809
	(1,056,214)	544,355	**(678,110)**	(483,348)
Net change in cash and cash equivalents	**(4,621,967)**	(1,472,537)	**(365,475)**	594,859
Cash and cash equivalents at beginning of the period, as restated	**32,067,138**	22,669,109	**27,570,845**	18,530,935
Cash and cash equivalents at end of the period	**27,445,171**	21,196,572	**27,205,370**	19,125,794
		21,196,572		19,125,794
Cash and cash equivalents at beginning of the period comprise :				
Cash and short term funds as previously reported	**32,035,395**	22,596,444	**27,542,452**	18,479,404
Foreign exchange differences on opening balances	**31,743**	72,665	**28,393**	51,531
As restated	**32,067,138**	22,669,109	**27,570,845**	18,530,935

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

Part A: Explanatory Notes Pursuant to Financial Reporting Standard 134 ("FRS 134") and Revised Guidelines on Financial Reporting for Licensed Institutions (BNM/GP8) Issued by Bank Negara Malaysia

A1. Basis of Preparation

The interim financial statements have been prepared under the historical cost convention except for the following assets and liabilities that are stated at fair values: securities held-for-trading and available-for-sale, and derivative financial instruments. The interim financial statements are not audited and have been prepared in accordance with the requirements of FRS 134: Interim Financial Reporting and Chapter 9, part K of the Listing Requirements of Bursa Malaysia Securities Berhad. The interim financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006. These explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2006.

The significant accounting policies' adopted are consistent with those of the audited financial statements for the year ended 30 June 2006 except for the adoption of the following new/revised Financial Reporting Standards ("FRS") effective for financial period beginning 1 July 2006:

FRS 2	Share-based Payment
FRS 5	Non-current Assets Held for Sale and Discontinued Operations
FRS 101	Presentation of Financial Statements
FRS 102	Inventories
FRS 108	Accounting Policies, Changes in Estimates and Errors
FRS 110	Events after the Balance Sheet Date
FRS 116	Property, Plant and Equipment
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 127	Consolidated and Separate Financial Statements
FRS 128	Investments in Associates
FRS 131	Interests in Joint Ventures
FRS 132	Financial Instruments: Disclosure and Presentation
FRS 133	Earnings Per Share
FRS 136	Impairment of Assets
FRS 138	Intangible Assets
FRS 140	Investment Property

The adoption of FRS 5, 102, 108, 110, 116, 121, 127, 128, 131, 132, 133, 136 and 138 does not have significant financial impact on the Group. The principal effects of the changes in accounting policies resulting from the adoption of the other new/revised FRS's are discussed below.

The allowance for bad and doubtful debts and financing of the Group are computed based on the requirements of BNM/GP3, which is consistent with the adoption made in the previous audited annual financial statements.

(a) FRS 2: Share-based Payments

This FRS requires an entity to recognise share-based payment transactions in its financial statements including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the entity.

The Company operates an equity-settled share-based compensation plan for the employees of the Group, the Maybank Group Employee Share Options Scheme ("ESOS"). Prior to 1 July 2006, no compensation expense was recognised in profit or loss for share options granted. With the adoption of FRS 2, the compensation expense relating to share options is recognised in profit or loss over the vesting periods of the grants with a corresponding increase in equity. The total amount to be recognised as compensation expense is determined by reference to the fair value of the share options at the date of the grant and the number of share options to be vested by the vesting date. The fair value of the share option is computed using a trinomial model.

A1. Basis of Preparation (contd)

(a) FRS 2: Share-based Pavments (contd)

At every balance sheet date, the Group revises its estimates of the number of share options that are expected to vest by the vesting date. Any revision of this estimate is included in profit or loss and a corresponding adjustment to equity over the remaining vesting period.

Under the transitional provisions of FRS 2, this FRS must be applied to share options that were granted after 31 December 2004 and had not yet vested at the effective date of this FRS to the Group i.e. 1 July 2006. The application is retrospective and accordingly, the comparative amounts as at 30 June 2006 are restated and the opening balance of retained earnings as at 1 July 2006 has been adjusted. The financial impact to the Group and the Bank arising from this change in accounting policy is as follows:

Group	As at 1 July 2006 RM'000
Decrease in retained earnings	3,038
Increase in equity compensation reserve (included in other reserve)	3,038

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2006 RM'000	31 December 2005 RM'000	31 December 2006 RM'000	31 December 2005 RM'000
Decrease in profit for the period	53,270	-	54,136	-

Bank	As at 1 July 2006 RM'000
Decrease in retained earnings	3,038
Increase in equity compensation reserve (included in other reserve)	3,038

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2006 RM'000	31 December 2005 RM'000	31 December 2006 RM'000	31 December 2005 RM'000
Decrease in profit for the period	47,099	-	47,676	-

A1. Basis of Preparation (contd)

(b) FRS 101: Presentation of Financial Statements

The adoption of the revised FRS 101 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures. In the consolidated balance sheet, minority interests are now presented within total equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit or loss for the period. A similar requirement is also applicable to the statement of changes in equity. FRS 101 also requires disclosure on the face of the statement of changes in equity, total recognised income and expenses for the period, showing separately the amounts attributable to equity holders of the parent and to minority interest.

The current period's presentation of the Group's financial statements is based on the revised requirements of FRS 101, with the comparatives restated to conform with the current period's presentation.

(c) FRS 140: Investment Property

The adoption of this new FRS has resulted in a change in the classification of land and buildings owned by the life insurance business. Previously, in line with FRS 203 Life Insurance Business (formerly known as MASB Standard 18), land and buildings owned by the life insurance business are classified as investment properties, not withstanding that they are substantially occupied for use by, or in the operations of the Group.

With the adoption of FRS 140 and the consequent change to FRS 203, owner-occupied property cannot be classified as investment property. Accordingly, land and buildings previously classified as investment properties have been reclassified as and accounted for as property, plant and equipment. This change in classification does not have significant financial impact to the Group.

A2. Auditors' Report on Preceding Annual Financial Statements

The auditors' report on the audited annual financial statements for the financial year ended 30 June 2006 was not qualified.

A3. Seasonal or Cyclical Factors

The operations of the Group and the Bank were not materially affected by any seasonal or cyclical factors in the 2nd quarter ended 31 December 2006.

A4. Unusual Items Due to Their Nature, Size or Incidence

During the quarter ended 31 December 2006, there were no unusual items affecting the assets, liabilities, equity, net income or cash flows of the Group and the Bank, other than the following:

i) The inclusion of the assets and liabilities of Kewangan Bersatu Berhad ("KBB"), which was acquired on 30 September 2006. The acquisition of KBB resulted in an excess of the Group's interest in the net fair value of KBB's identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, of RM36.5 million. In accordance with FRS 3, this excess was recognised immediately in the income statement.

ii) The granting of 42.2 million options to employees under the Maybank Group Employee Share Option Scheme ("ESOS"), that necessitate an additional charge of RM53.3 million and RM47.1 million to the income statement the Group and the Bank respectively, as ESOS compensation cost on the total options that have vested and become exercisable as of 31 December 2006.

A5. Changes in Estimates

There were no material changes in estimates during the quarter ended 31 December 2006.

A6. Changes in Debt and Equity Securities

Save as disclosed below, there were no issuances, cancellations, share buy-backs, resale of shares bought back and repayment of debt and equity securities by the Bank.

The issued and paid-up share capital of the Bank was increased from RM3,796,947,321 as at 30 June 2006 to RM3,843,447,121 as at 31 December 2006, from the issuance of 46,499,800 new ordinary shares of RM1.00 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS) at the following option prices:

Number of shares issued:	Option price per share
29,283,700	RM 9.23
3,866,800	RM 9.87
8,862,600	RM 9.92
4,486,700	RM10.19

A7. Dividends Paid

A final dividend of 35.0 sen per share less 28% income tax for the financial year ended 30 June 2006, amounting to RM964,662,910 was paid on 14 November 2006.

A8 (i) Securities Held-for-trading

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
At Fair Value				
Money Market Instruments:-				
Malaysian Government Treasury Bills	**73,512**	21,800	**73,512**	21,800
Malaysian Government Securities	**221,328**	-	**196,318**	-
Malaysian Government Investment Issues	**177,065**	-	**117,007**	-
Bank Negara Malaysia Bills and Notes	**320,478**	225,343	**320,478**	225,343
Bankers' Acceptances and Islamic Accepted Bills	-	722	-	-
Cagamas Bonds	-	-	-	-
Foreign Government Securities	-	-	-	-
Total Money Market Instruments	**792,383**	247,865	**707,315**	247,143
Unquoted securities:				
Private and Islamic Debt Securities in Malaysia	**489,538**	-	-	-
Foreign Private Debt Securities	**503,020**	229,833	**503,020**	229,833
	992,558	229,833	**503,020**	229,833
Total securities held-for-trading	**1,784,941**	477,698	**1,210,335**	476,976

A8 (ii) Securities Available-for-sale

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
At Fair Value, or amortised cost less impairment losses for certain unquoted equity instruments				
Money market instruments:-				
Malaysian Government Securities	**3,679,686**	3,264,639	**2,940,922**	2,452,659
Cagamas Bonds	**1,243,340**	2,012,688	**897,464**	1,600,531
Foreign Government Securities	**2,232,161**	2,257,642	**2,194,462**	2,208,481
Malaysian Government Treasury Bills	**59,517**	127,500	**59,517**	127,500
Malaysian Government Investment Issues	**2,461,074**	1,822,126	**2,414,329**	1,695,199
Foreign Government Treasury Bills	**1,109,921**	759,497	**1,020,035**	667,404
Negotiable Instruments of Deposits	**4,638,549**	1,005,152	**3,797,282**	1,495,850
Bankers' Acceptances and Islamic Accepted Bills	**3,059,848**	4,106,895	**2,931,047**	4,106,895
Khazanah Bonds	**959,699**	733,163	**767,979**	555,579
Bank Negara Malaysia Sukuk Ijarah Bonds	**199,923**	199,403	**199,923**	199,403
Foreign Cetificates of Deposits	**70,810**	77,572	-	-
Total Money Market Instruments	**19,714,528**	16,366,277	**17,222,960**	15,109,501
Quoted Securities: -				
In Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	**548,943**	553,152	**219,313**	162,952
Outside Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	**106,657**	56,744	**65,149**	25,580
	655,600	609,896	**284,462**	188,532

A8. Securities Portfolio (contd)

A8 (ii) Securities Available-for-sale (contd)

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
Unquoted Securities:-				
Shares, trust units and loan stocks in Malaysia	**826,750**	808,353	**534,575**	509,549
Shares, trust units and loan stocks outside Malaysia	**13,555**	10,084	**7,553**	6,219
Private and Islamic Debt Securities in Malaysia	**4,253,725**	4,557,044	**2,785,404**	2,576,144
Malaysian Government Bonds	**309,812**	317,446	**309,812**	317,446
Foreign Islamic and Private Debt Securities	**3,895,819**	4,254,122	**3,698,791**	3,982,741
Credit Link Notes	**435,980**	453,772	**435,980**	453,772
Malaysia Global Sukuk	**88,617**	92,137	-	-
Others	-	10	-	-
	9,824,258	10,492,968	**7,772,115**	7,845,871
Accumulated impairment losses	**(23,276)**	(23,276)	-	-
Total securities available-for-sale	**30,171,110**	27,445,865	**25,279,537**	23,143,904

A8 (iii) Securities Held-To-Maturity

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
At Amortised Cost				
Money market instruments:-				
Malaysian Government Securities	**1,197,413**	2,201,298	**1,196,854**	2,088,881
Cagamas Bonds	**224,071**	504,342	**212,310**	222,347
Foreign Government Securities	**273,371**	273,674	-	1,286
Malaysian Government Investment Issues	**187,149**	183,904	**187,069**	183,904
Khazanah Bonds	-	4,925	-	2,496
Bankers' acceptances and Islamic accepted bills	-	920,427	-	-
Negotiable Instruments of Deposits	-	70,000	-	-
Total Money Market Instruments	**1,882,004**	4,158,570	**1,596,233**	2,498,914
Unquoted Securities:-				
Private and Islamic Debt Securities in Malaysia	**602,632**	1,067,618	**179,869**	197,900
Malaysian Government Bonds	**46,425**	48,150	**46,425**	48,150
Foreign Government Bonds	**9**	18	-	-
Foreign Islamic and Private Debt Securities	**345,662**	359,994	**345,662**	359,994
Credit Linked Note	**176,475**	183,800	**176,475**	183,800
Others	**2,044**	2,044	**2,044**	2,044
	1,173,247	1,661,624	**750,475**	791,888
Accumulated impairment losses	**(19,166)**	(21,935)	**(19,166)**	(21,935)
Total securities held-to-maturity	**3,036,085**	5,798,259	**2,327,542**	3,268,867

A9. Loans, Advances and Financing

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
Overdrafts	**13,779,879**	13,566,214	**13,749,354**	13,533,809
Term loans				
- Housing loans/financing	**25,474,512**	25,906,418	**25,362,928**	25,556,944
- Syndicated term loan/financing	**8,095,277**	6,497,354	**5,601,382**	5,058,608
- Hire purchase receivables	**24,230,271**	22,926,152	**24,049,788**	22,924,768
- Lease receivables	**10,591**	22,697	**10,591**	14,477
- Other term loans/financing	**41,403,575**	39,380,762	**39,979,985**	37,900,942
Credit card receivables	**2,720,562**	2,300,567	**2,720,562**	2,300,567
Bills receivables	**1,173,614**	1,174,201	**1,156,677**	1,159,709
Trust receipts	**2,766,140**	2,704,954	**2,747,546**	2,703,879
Claims on customers under acceptance credits	**7,738,062**	7,846,537	**7,710,545**	7,815,683
Loans/financing to banks and other financial institutions	**9,270,144**	11,410,876	**9,269,942**	11,409,931
Revolving credits	**11,634,625**	14,811,275	**11,396,118**	14,456,194
Staff loans	**982,076**	954,673	**926,825**	899,137
Housing loans to				
- Executive directors of the Bank	**142**	374	**142**	374
- Executive directors of subsidiaries	**1,212**	960	**1,212**	960
Others	**211,774**	236,154	**-**	-
	149,492,456	149,740,168	**144,683,597**	145,735,982
Unearned interest and income	**(11,548,538)**	(11,861,142)	**(11,517,081)**	(11,823,254)
Gross loans, advances and financing	**137,943,918**	137,879,026	**133,166,516**	133,912,728
Allowances for bad and doubtful debts and financing:				
- specific	**(4,293,871)**	(4,010,299)	**(4,092,466)**	(3,805,936)
- general	**(2,552,285)**	(2,415,073)	**(2,400,386)**	(2,258,397)
Net loans, advances and financing	**131,097,762**	131,453,654	**126,673,664**	127,848,395

(i) By type of customer

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
Domestic operations:				
Domestic banking institutions	**-**	-		-
Domestic non-bank financial institutions				
- Stockbroking companies	**131,716**	131,896	**131,716**	131,896
- Others	**8,837,189**	10,820,402	**8,823,853**	10,823,065
Domestic business enterprise				
- Small and medium enterprise	**22,977,950**	23,321,481	**22,977,771**	23,292,469
- Others	**19,814,050**	19,733,316	**19,627,750**	19,563,712
Government and statutory bodies	**1,189,701**	1,050,597	**1,187,036**	1,047,931
Individuals	**51,072,604**	50,252,687	**51,013,434**	50,048,025
Other domestic entities	**225,190**	215,094	**58,456**	212,128
Foreign entities	**351,310**	314,546	**300,769**	261,178
Total domestic operations	**104,599,710**	105,840,019	**104,120,785**	105,380,404

A9. Loans, Advances and Financing (contd)

(i) By type of customer (contd)

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
Overseas operations:				
Singapore	**24,526,846**	24,283,980	**24,526,845**	24,283,980
Hong Kong SAR	**1,797,121**	1,528,711	**1,797,120**	1,528,711
United States of America	**786,454**	874,081	**786,454**	874,081
People's Republic of China	**413,151**	518,916	**413,151**	518,916
Vietnam	**358,001**	338,886	**358,001**	338,886
United Kingdom	**663,216**	566,768	**663,216**	566,768
Brunei	**175,212**	197,275	**175,212**	197,275
Cambodia	**75,206**	51,236	**75,206**	51,236
Bahrain	**250,526**	172,471	**250,526**	172,471
Labuan offshore	**3,689,941**	2,932,332	-	-
Philippines	**532,028**	506,555	-	-
Indonesia	**52,096**	40,204	-	-
Papua New Guinea	**24,410**	27,592	-	-
	33,344,208	32,039,007	**29,045,731**	28,532,324
Gross loans, advances and financing	**137,943,918**	137,879,026	**133,166,516**	133,912,728

(ii) By interest/profit rate sensitivity

	Group 31 December 2006 RM'000	Group 30 June 2006 RM'000	Bank 31 December 2006 RM'000	Bank 30 June 2006 RM'000
Fixed rate				
- Housing loans/financing	**11,841,444**	12,991,134	**11,684,581**	12,847,935
- Hire purchase receivables	**20,195,063**	19,992,510	**20,036,879**	19,980,718
- Other fixed rate loans/financing	**15,520,476**	16,510,789	**15,447,202**	16,267,590
Variable rate				
- Base lending rate plus	**52,892,427**	46,576,057	**52,738,925**	46,302,114
- Cost plus	**12,591,195**	12,216,671	**12,360,620**	12,152,482
- Other variable rates	**24,903,313**	29,591,865	**20,898,309**	26,361,889
Gross loans, advances and financing	**137,943,918**	137,879,026	**133,166,516**	133,912,728

(ii) Total loans by economic purpose

	Group		Bank	
	31 December RM'000	30 June RM'000	31 December RM'000	30 June RM'000
Domestic operations:				
Purchase of securities	**8,846,690**	8,605,303	**8,831,383**	8,444,064
Purchase of transport vehicles	**12,947,019**	12,549,834	**12,940,699**	12,545,752
- Less Islamic loans sold to Cagamas	**(1,001,600)**	(1,127,571)	**(1,001,600)**	(1,127,571)
Purchase of landed properties				
- residential	**24,440,539**	24,462,017	**24,395,456**	24,429,998
- non-residential	**6,451,187**	6,774,708	**6,450,448**	6,773,961
- Less Islamic housing loans sold to Cagamas	**(428,857)**	(448,185)	**(428,857)**	(448,185)
Purchase of fixed assets (exclude landed properties)	**205,746**	176,229	**205,746**	174,356
Personal use	**3,040,479**	3,030,492	**3,040,164**	3,030,331
Credit card	**2,183,599**	1,774,126	**2,183,599**	1,774,126
Purchase of consumer durables	**20,929**	22,008	**20,907**	21,979
Construction	**5,808,610**	5,885,779	**5,780,558**	5,788,199
Working capital	**40,569,908**	43,307,742	**40,569,908**	43,305,810
Others	**1,515,461**	827,537	**1,132,374**	667,584
Total domestic operations	**104,599,710**	105,840,019	**104,120,785**	105,380,404

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A9. Loans, Advances and Financing (contd)

(ii) Total loans by economic purpose (contd)

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
Overseas operations:				
Singapore	**24,526,846**	24,283,980	**24,526,845**	24,283,980
Hong Kong SAR	**1,797,121**	1,528,711	**1,797,120**	1,528,711
United States of America	**786,454**	874,081	**786,454**	874,081
People's Republic of China	**413,151**	518,916	**413,151**	518,916
Vietnam	**358,001**	338,886	**358,001**	338,886
United Kingdom	**663,216**	566,768	**663,216**	566,768
Brunei	**175,212**	197,275	**175,212**	197,275
Cambodia	**75,206**	51,236	**75,206**	51,236
Bahrain	**250,526**	172,471	**250,526**	172,471
Labuan Offshore	**3,689,941**	2,932,332	-	-
Philippines	**532,028**	506,555	-	-
Indonesia	**52,096**	40,204	-	-
Papua New Guinea	**24,410**	27,592	-	-
	33,344,208	32,039,007	**29,045,731**	28,532,324
Gross loans, advances and financing	**137,943,918**	137,879,026	**133,166,516**	133,912,728

(iii) Non-performing loans by economic purpose

	Group 31 December 2006 RM'000	Group 30 June 2006 RM'000	Bank 31 December 2006 RM'000	Bank 30 June 2006 RM'000
Domestic operations:				
Purchase of securities	**360,866**	366,021	**304,365**	308,215
Purchase of transport vehicles	**226,640**	182,675	**226,264**	182,498
Purchase of landed properties				
- residential	**2,868,817**	2,768,097	**2,867,904**	2,766,863
- non-residential	**579,068**	588,347	**579,068**	588,347
Purchase of fixed assets (excluding landed propertie:	**14,540**	12,855	**14,540**	12,855
Personal use	**275,958**	276,576	**275,958**	276,576
Credit card	**47,643**	33,937	**47,643**	33,937
Purchase of consumer durables	**1,619**	1,275	**1,619**	1,275
Construction	**775,814**	907,956	**770,814**	890,152
Working capital	**2,955,298**	2,715,483	**2,940,120**	2,697,411
Others	**409,392**	341,802	**367,972**	323,182
Total domestic operations	**8,515,655**	8,195,024	**8,396,267**	8,081,311
Overseas operations:				
Singapore	**495,956**	574,548	**495,956**	574,548
Hong Kong SAR	**31,092**	31,341	**31,092**	31,341
Brunei	**41,487**	36,644	**41,487**	36,644
Vietnam	**17,096**	17,806	**17,096**	17,806
People's Republic of China	**10,894**	12,133	**10,894**	12,133
Cambodia	**3,662**	3,814	**3,662**	3,814
Labuan Offshore	**68,260**	274,683	-	-
Papua New Guinea	**6,010**	5,006	-	-
Philippines	**56,757**	58,566	-	-
Indonesia	**2,711**	2,373	-	-
	733,925	1,016,914	**600,187**	676,286
	9,249,580	9,211,938	**8,996,454**	8,757,597

A9. Loans, Advances and Financing (contd)

(iv) Movement in non-performing loans, advances and financing ("NPL") are as follows

	Group		Bank	
	31 December 2006 RM'000	**30 June 2006 RM'000**	**31 December 2006 RM'000**	**30 June 2006 RM'000**
At beginning of the period	**9,211,938**	9,609,580	**8,757,597**	8,991,886
Non-performing during the period	**2,466,457**	5,495,459	**2,443,972**	5,452,229
Reclassified as performing	**(1,400,219)**	(2,850,207)	**(1,400,370)**	(2,808,657)
Acquired upon business acquisition	**77,008**	1,051	**77,008**	-
Transfer from a subsidiary	-	-	-	1,119
Recovered	**(784,043)**	(2,010,281)	**(585,729)**	(1,945,499)
Amount written off	**(310,631)**	(1,069,806)	**(293,576)**	(980,528)
Converted to securities	**(20,317)**	(18,824)	**(20,317)**	(17,827)
Exchange differences and expenses debited	**9,387**	54,966	**17,869**	64,874
At end of the period	**9,249,580**	9,211,938	**8,996,454**	8,757,597
Specific allowance	**(4,293,871)**	(4,010,299)	**(4,092,466)**	(3,805,936)
Net non-performing loans, advances and financing	**4,955,709**	5,201,639	**4,903,988**	4,951,661
Net NPL as a% of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	**3.67%**	3.84%	**3.76%**	3.76%

(v) Movement in specific allowance for bad and doubtful debts (and financing) accounts are as follows

	Group		Bank	
	31 December 2006 RM'000	**30 June 2006 RM'000**	**31 December 2006 RM'000**	**30 June 2006 RM'000**
Specific Allowance				
At beginning of the period	**4,010,299**	3,541,718	**3,805,936**	3,249,740
Allowance made during the period	**933,987**	2,203,167	**904,313**	2,121,737
Amount written back in respect of recoveries	**(360,387)**	(640,065)	**(359,293)**	(557,170)
Acquired upon business acquisition	**50,709**	548	**50,709**	-
Transfer from a subsidiary	-	-	-	1,119
Amount written off	**(310,631)**	(1,054,184)	**(293,576)**	(979,826)
Transfer to general allowance	**(8,748)**	(12,683)	-	(5,114)
Transferred to impairment lossess in value of securities	**(2,742)**	(12,769)	**(2,742)**	(12,536)
Transfer to restructured/rescheduled loans	**(8,424)**	(21,390)	**(8,424)**	(21,390)
Exchange differences	**(10,192)**	5,957	**(4,457)**	9,376
At end of the period	**4,293,871**	4,010,299	**4,092,466**	3,805,936

(vi) Movement in general allowance for bad and doubtful debts (and financing) accounts are as follows

	Group		Bank	
	31 December 2006 RM'000	**30 June 2006 RM'000**	**31 December 2006 RM'000**	**30 June 2006 RM'000**
General Allowance				
At beginning of the period	**2,415,073**	2,810,356	**2,258,397**	2,596,076
Allowance made during the period	**157,928**	18,015	**141,585**	-
Amount written back	**(25,112)**	(425,182)	-	(345,278)
Acquired upon business acquisition	**3,419**	-	**3,419**	-
Transfer from specific allowance	**8,748**	12,683	-	5,114
Exchange differences	**(7,771)**	(799)	**(3,015)**	2,485
At end of the period	**2,552,285**	2,415,073	**2,400,386**	2,258,397
As % of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	**1.89%**	1.78%	**1.84%**	1.72%

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Other Assets

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
Interest/Income receivable	**817,376**	731,940	**678,825**	614,254
Prepayments and deposits	**259,064**	185,997	**248,090**	182,604
Other debtors	**969,852**	1,644,187	**850,431**	544,177
Foreclosed properties	**102,919**	98,302	**39,498**	39,502
Investment properties	**-**	21,788	**-**	-
Derivative assets	**382,128**	343,367	**381,861**	343,367
	2,531,339	3,025,581	**2,198,705**	1,723,904

A11. Deposits from Customers

	Group		Bank	
Fixed deposits and negotiable instruments of deposits				
- One year or less	**92,934,758**	86,141,042	**83,689,458**	73,210,413
- More than one year	**3,127,995**	1,727,567	**2,822,825**	1,652,856
Savings deposits	**25,602,229**	24,021,246	**25,344,909**	23,746,361
Demand deposits	**28,702,385**	24,310,544	**29,860,236**	26,510,229
Structured deposits*	**1,800**	17,577	**1,800**	17,577
	150,369,167	136,217,976	**141,719,228**	125,137,436

* Structured deposits represent foreign currency time deposits with embedded foreign exchange option.

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
Business enterprise	**58,005,186**	52,621,269	**51,338,694**	43,459,322
Individuals	**74,026,141**	69,438,413	**73,428,118**	68,952,814
Government and statutory bodies	**9,033,158**	7,050,900	**8,637,233**	6,774,985
Others	**9,304,682**	7,107,394	**8,315,183**	5,950,315
	150,369,167	136,217,976	**141,719,228**	125,137,436

A12. Deposits and Placement of Banks and Other Financial Institutions and Debt Securities

	Group		Bank	
Licensed banks	**16,314,971**	21,382,459	**17,614,186**	21,186,629
Licensed finance companies	**960,738**	544,973	**960,738**	544,973
Licensed merchant banks	**927,033**	606,775	**807,133**	606,775
Other financial institutions	**4,634,154**	6,173,368	**4,634,154**	5,699,485
	22,836,896	28,707,575	**24,016,211**	28,037,862
Maturity structure of deposits and placements of banks and other financial institutions				
- One year or less	**18,310,294**	26,193,939	**19,490,988**	25,530,042
- More than one year	**4,526,602**	2,513,636	**4,525,223**	2,507,820
	22,836,896	28,707,575	**24,016,211**	28,037,862
Subordinated obligations				
Unsecured				
- less than one year	**-**	-	**-**	-
- more than one year	[1] **3,841,210**	[1] 3,896,880	[1] **3,841,210**	[1] 3,896,880

[1] Includes Subordinated Notes of USD380 million.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A13. Other Liabilities

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
Interest/Profit payable	**998,322**	845,150	**970,570**	823,098
Provision for outstanding claims	**421,822**	412,667	-	-
Unearned premium reserves	**272,153**	284,766	-	-
Profit Equalisation Reserves	**52,860**	144,111	**50,538**	141,828
Provisions and accruals	**822,856**	730,316	**666,981**	664,800
Due to brokers and clients	**260,852**	156,236	-	-
Deposits and other creditors	**1,670,097**	1,058,457	**1,852,239**	1,698,851
Derivative liabilities	**449,773**	233,408	**448,784**	234,560
	4,948,735	3,865,111	**3,989,112**	3,563,137

A14. Interest Income

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2006 RM'000	31 December 2005 RM'000	31 December 2006 RM'000	31 December 2005 RM'000
<u>Group</u>				
Loans, advances and financing				
- Interest income other than recoveries from NPL	**1,687,442**	1,440,672	**3,402,894**	2,843,484
- Recoveries from NPLs	**97,729**	91,254	**193,632**	175,670
Money at call and deposit placements with financial institutions	**481,651**	258,870	**871,414**	551,872
Securities purchased under resale agreements	**4,063**	7,608	**12,508**	13,116
Securities held-for-trading	**58,396**	34,930	**153,314**	76,752
Securities available-for-sale	**293,980**	274,138	**577,515**	522,073
Securities held-to-maturity	**48,581**	6,894	**125,713**	16,009
	2,671,842	2,114,366	**5,336,990**	4,198,976
Amortisation of premium less accretion of discount	**(17,305)**	(14,363)	**(36,208)**	(20,710)
Interest income suspended	**(18,023)**	(14,754)	**(35,988)**	(33,105)
	2,636,514	2,085,249	**5,264,794**	4,145,161
<u>Bank</u>				
Loans, advances and financing				
- Interest income other than recoveries from NPL	**1,614,591**	1,381,553	**3,255,428**	2,718,761
- Recoveries from NPLs	**96,660**	89,753	**191,578**	172,812
Money at call and deposit placements with financial institutions	**413,402**	258,393	**757,283**	517,363
Securities purchased under resale agreements	**3,718**	7,381	**11,815**	12,593
Securities held-for-trading	**54,430**	32,846	**146,630**	67,437
Securities available-for-sale	**223,578**	222,162	**454,754**	414,413
Securities held-to-maturity	**40,675**	1,820	**88,038**	6,136
	2,447,054	1,993,908	**4,905,526**	3,909,515
Amortisation of premium less accretion of discount	**(17,059)**	(14,132)	**(34,310)**	(24,402)
Interest income suspended	**(14,757)**	(15,617)	**(32,722)**	(32,415)
	2,415,238	1,964,159	**4,838,494**	3,852,698

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A15. Interest Expense

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Group	RM'000	RM'000	RM'000	RM'000
Deposits and placements of banks and other financial institutions	**321,430**	227,772	**667,339**	444,492
Deposits from customers	**1,003,970**	682,274	**1,923,050**	1,329,694
Loans sold to Cagamas	**34,575**	46,519	**71,275**	94,856
Floating rate certificates of deposits	**6,266**	1,879	**13,015**	3,352
Subordinated notes	**21,165**	22,176	**42,761**	58,267
Subordinated bonds	-	8,687	-	17,374
Others	**423**	31	**743**	79
	1,387,829	989,338	**2,718,183**	1,948,114
Bank				
Deposits and placements of banks and other financial institutions	**285,044**	198,063	**585,241**	375,455
Deposits from customers	**910,329**	638,797	**1,750,237**	1,229,745
Loans sold to Cagamas	**34,575**	46,519	**71,275**	94,856
Floating rate certificates of deposits	**6,266**	1,879	**13,015**	3,352
Subordinated notes	**21,165**	22,176	**42,761**	58,267
Subordinated bonds	-	8,687	-	17,374
Others	**423**	31	**743**	79
	1,257,802	916,152	**2,463,272**	1,779,128

A16. Non-interest Income

Group				
(a) Fee income:				
Commissions	**168,411**	109,852	**318,257**	231,412
Service charges and fees	**143,224**	125,736	**286,886**	260,227
Guarantee fees	**23,400**	19,848	**44,469**	42,409
Underwriting fees	**465**	-	**1,436**	-
Brokerage income	**16,353**	9,607	**26,429**	21,157
Other fee income	**10,748**	17,385	**19,000**	32,309
	362,601	282,428	**696,477**	587,514
(b) Gain/loss arising from sale of securities:				
Net gain from sale of securities held-for-trading	**7,322**	(29,671)	**14,667**	9,908
Net gain from sale of securities available-for-sale	**89,267**	76,851	**129,816**	179,866
Net loss from redemption of securities held-to-matui	**4**	-	**(176)**	-
Net gain from sale of subsidiary company	**456**	-	**456**	-
	96,593	47,180	**144,763**	189,774
(c) Gross dividend from:				
Securities portfolio	**5,935**	6,570	**12,502**	6,570
(d) Unrealised losses on revaluation of securities held-for-trading and derivatives	**24,833**	163,575	**(97,975)**	148,920
Write back of impairment losses on securities	**9,832**	(14,952)	**16,660**	22,238
	34,665	148,623	**(81,315)**	171,158
(e) Other income:				
Foreign exchange profit	**71,987**	91,117	**166,945**	196,876
Net premiums written	**129,518**	68,153	**247,168**	132,665
Rental Income	**3,751**	5,320	**8,931**	9,825
Gains on disposal of property, plant and equipment	**(377)**	100	**514**	100
Gain on disposal of foreclosed properties	**92**	15,000	**403**	15,347
Others	**87,367**	10,112	**145,814**	28,769
	292,338	189,802	**569,775**	383,582
Total non-interest income	**792,132**	674,603	**1,342,202**	1,338,598

A16. Non-interest Income (contd)

Bank	2nd Quarter Ended 31 December 2006 RM'000	2nd Quarter Ended 31 December 2005 RM'000	Cumulative 6 Months Ended 31 December 2006 RM'000	Cumulative 6 Months Ended 31 December 2005 RM'000
(a) Fee income:				
Commissions	**165,411**	130,285	**313,386**	258,884
Service charges and fees	**134,255**	110,359	**261,934**	227,923
Guarantee fees	**23,185**	19,610	**44,170**	42,088
Underwriting fees	**162**	-	**351**	-
Other fee income	**6,802**	7,288	**11,167**	13,146
	329,815	267,542	**631,008**	542,041
(b) Gain/(loss) arising from sale of securities:				
Net gain/(loss) from sale of securities held-for tradin	**1,231**	(32,453)	**3,502**	(9,547)
Net gain from sale of securities available-for-sale	**62,778**	40,474	**95,513**	136,670
Net loss from redemption of securities held-to-matu	**-**	-	**(157)**	-
Net gain from sale of subsidiary company	**58,359**	-	**58,359**	-
Net gain from sale of associated company	**-**	-	**-**	4,320
	122,368	8,021	**157,217**	131,443
(c) Gross dividend income from:				
Securities portfolio	**1,733**	1,402	**2,861**	3,084
Subsidiary companies	**147,799**	74,763	**147,799**	74,763
	149,532	76,165	**150,660**	77,847
(d) Unrealised losses on revaluation of securities held-for-trading and derivatives	**25,894**	164,015	**(98,148)**	163,922
Write back of impairment losses on securities	**11,994**	639	**14,577**	32,664
	37,888	164,654	**(83,571)**	196,586
(e) Other income:				
Foreign exchange profit	**62,639**	89,539	**156,930**	191,641
Rental Income	**3,453**	3,838	**8,397**	8,459
Loss on disposal of property and equipment (net)	**(684)**	(507)	**(71)**	(507)
Gain on disposal of foreclosed properties	**-**	14,905	**-**	14,905
Others	**25,209**	17,493	**84,638**	33,709
	90,617	125,268	**249,894**	248,207
Total non-interest income	**730,220**	641,650	**1,105,208**	1,196,124

A17. Overhead Expenses

Group	2nd Quarter Ended 31 December 2006 RM'000	2nd Quarter Ended 31 December 2005 RM'000	Cumulative 6 Months Ended 31 December 2006 RM'000	Cumulative 6 Months Ended 31 December 2005 RM'000
Personnel costs	**474,504**	369,628	**887,967**	724,570
- Salaries, allowances and bonuses	**330,065**	284,853	**648,574**	558,503
- Pension costs	**49,711**	42,336	**95,858**	81,925
- Others	**94,728**	42,439	**143,535**	84,142
Establishment costs	**156,596**	147,512	**310,799**	279,043
- Depreciation	**42,107**	43,590	**85,484**	87,688
- Rental of leasehold land and premises	**16,431**	14,287	**32,989**	28,616
- Repairs and maintenance of property, plant and equi	**16,012**	30,792	**33,849**	59,145
- Information technology expenses	**77,221**	57,280	**149,420**	95,502
- Others	**4,825**	1,563	**9,057**	8,092
Marketing expenses	**80,301**	71,396	**159,424**	138,663
- Advertisement and publicity	**64,578**	62,958	**126,812**	122,091
- Others	**15,723**	8,438	**32,612**	16,572
Administration and general expenses	**269,850**	175,776	**515,887**	365,208
- Fees and brokerage	**81,934**	63,259	**159,330**	131,978
- Administrative expenses	**59,616**	50,596	**111,590**	98,291
- General expenses	**48,472**	29,008	**95,739**	65,384
- Claims incurred	**67,266**	21,134	**130,887**	49,700
- Others	**12,562**	11,779	**18,341**	19,855
	981,251	764,312	**1,874,077**	1,507,484

A17. Overhead Expenses (contd)

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2006 RM'000	31 December 2005 RM'000	31 December 2006 RM'000	31 December 2005 RM'000
Bank				
Personnel costs	**422,761**	342,086	**795,903**	667,280
- Salaries, allowances and bonuses	**295,917**	262,305	**585,153**	518,376
- Pension costs	**44,990**	39,739	**87,417**	76,660
- Others	**81,854**	40,042	**123,333**	72,244
Establishment costs	**142,743**	136,142	**281,673**	254,537
- Depreciation	**38,089**	39,092	**76,557**	78,404
- Rental of leasehold land and premises	**14,888**	15,298	**29,416**	28,469
- Repairs and manitenance of property, plant and equipment	**13,838**	26,114	**29,174**	52,427
- Information technology expenses	**73,224**	54,265	**141,358**	89,771
- Others	**2,704**	1,373	**5,168**	5,466
Marketing expenses	**65,232**	63,881	**131,740**	122,382
- Advertisement and publicity	**50,341**	50,444	**100,767**	96,056
- Others	**14,891**	13,437	**30,973**	26,326
Administration and general expenses	**189,028**	147,558	**362,305**	301,108
- Fees and brokerage	**74,809**	56,481	**148,251**	127,765
- Administrative expenses	**49,269**	60,431	**100,564**	112,716
- General expenses	**51,830**	19,009	**96,951**	40,691
- Others	**13,120**	11,637	**16,539**	19,936
	819,764	689,667	**1,571,621**	1,345,307

A18. Allowance for Losses on Loans, Advances and Financing

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2006 RM'000	31 December 2005 RM'000	31 December 2006 RM'000	31 December 2005 RM'000
Group				
Allowance for bad and doubtful debts and financing:				
- general allowance made (net)	**118,235**	23,754	**132,816**	32,838
- specific allowance	**354,896**	496,370	**933,987**	1,080,150
- specific allowance written back	**(156,983)**	(122,479)	**(360,387)**	(377,524)
Bad debts and financing written off	**826**	40,439	**3,321**	91,909
Bad debts and financing recovered	**(161,536)**	(115,651)	**(232,247)**	(229,341)
Provision for other debts	**(1,521)**	-	**243**	-
	153,917	322,433	**477,733**	598,032
Bank				
Allowance for bad and doubtful debts and financing:				
- general allowance made/(written back)	**117,862**	24,200	**141,585**	19,766
- specific allowance	**322,064**	466,556	**904,313**	1,014,473
- specific allowance written back	**(156,240)**	(118,009)	**(359,293)**	(359,731)
Bad debts and financing written off	**803**	41,033	**3,270**	92,503
Bad debts and financing recovered	**(129,680)**	(124,604)	**(199,300)**	(219,719)
	154,809	289,176	**490,575**	547,292

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A19. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	December 2006	December 2005	December 2006	December 2005	December 2006	December 2005	December 2006	December 2005	December 2006	December 2005	December 2006	December 2005
REVENUE AND EXPENSES	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Revenue												
External revenue	6,537,290	6,021,184	161,704	234,784	320,437	171,552	7,870	30,695	-	-	7,027,301	6,458,215
Inter-segment revenue	178,959	211,188	214,769	39,593	36,915	130,176	13,162	6,593	(443,805)	(387,550)	-	-
Total revenue	6,716,249	6,232,372	376,473	274,377	357,352	301,728	21,032	37,288	(443,805)	(387,550)	7,027,301	6,458,215
Segment results												
Operating profit	2,372,870	2,419,035	317,857	111,138	119,807	174,862	12,798	(15,826)	(338,200)	(224,648)	2,485,132	2,464,561
Loan loss and provision	(462,760)	(600,603)	(14,942)	3,115	(43)	(544)	12	-	-	-	(477,733)	(598,032)
Share of results of associates	-	-	-	-	-	-	1,585	(45)	-	-	1,585	(45)
Profit before taxation	1,910,110	1,818,432	302,915	114,253	119,764	174,318	14,395	(15,871)	(338,200)	(224,648)	2,008,984	1,866,484
Taxation & Zakat	(572,305)	(509,980)	(81,541)	(39,812)	(23,948)	(42,764)	(3,465)	(4,857)	90,826	51,411	(590,433)	(546,002)
Profit after taxation and zakat	1,337,805	1,308,452	221,374	74,441	95,816	131,554	10,930	(20,728)	(247,374)	(173,237)	1,418,551	1,320,482
Minority interest	-	-	-	-	-	-	-	-	-	-	(53,463)	(13,458)
Net profit for the year	1,337,805	1,308,452	221,374	74,441	95,816	131,554	10,930	(20,728)	(247,374)	(173,237)	1,365,088	1,307,024
OTHER INFORMATION												
Capital expenditure	118,113	69,488	58,964	490	7,187	821	421	88	-	-	184,685	70,887
Depreciation	65,349	80,026	1,191	3,092	2,314	3,261	617	1,309	-	-	69,471	87,688
Non-cash expenses/(income) other than depreciation	46,708	338,840	883	(7,945)	(2,795)	(4,120)	1	18,883	-	-	44,797	345,658

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	December 2006	June 2006	December 2006	June 2006	December 2006	June 2006	December 2006	June 2006	December 2006	June 2006	December 2006	June 2006
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
ASSETS AND LIABILITIES												
Segment assets	217,864,126	207,993,082	9,226,759	11,186,034	15,729,900	16,750,624	109,322	1,058,700	(7,532,628)	(12,792,734)	235,397,479	224,195,706
Investment in associates compani	7,940	6,635	-	-	-	-	4,143	2,985	-	-	12,083	9,620
Total assets	217,872,066	207,999,717	9,226,759	11,186,034	15,729,900	16,750,624	113,465	1,061,685	(7,532,628)	(12,792,734)	235,409,562	224,205,326
Total segment liabilities	200,850,645	190,799,796	8,727,882	9,910,161	14,172,698	13,181,623	469,283	424,018	(7,486,069)	(7,584,573)	216,734,439	206,731,025

GEOGRAPHICAL SEGMENT

	External Revenue		Profit Before Tax & Zakat		Capital expenditure		Segment assets	
	December 2006	December 2005	December 2006	December 2005	December 2006	December 2005	December 2006	June 2006
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Malaysia	5,955,001	5,753,110	2,078,493	1,832,063	183,179	63,684	192,873,023	185,489,415
Singapore	909,252	700,870	187,925	169,088	47	6,392	34,629,659	31,899,678
Other locations	606,853	391,785	135,668	89,981	1,459	811	15,439,508	19,608,967
	7,471,106	6,845,765	2,402,086	2,091,132	184,685	70,887	242,942,190	236,998,060
Eliminations	(443,805)	(387,550)	(393,102)	(224,648)	-	-	(7,532,628)	(12,792,734)
Group	7,027,301	6,458,215	2,008,984	1,866,484	184,685	70,887	235,409,562	224,205,326

A20. Carrying Amount of Revalued Assets

The Group's and the Bank's property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. There was no change in the valuation of property and equipment that were brought forward from the previous audited annual financial statements for the year ended 30 June 2006.

A21. Subsequent Events

There were no material events subsequent to the balance sheet date, other than that mentioned in Note B8 (e).

A22. Changes in the Composition of the Group

The changes to the composition of the Group during the quarter are further elaborated in Note B8.

A23. Commitments and Contingencies and Off-Balance Sheet Financial Instruments

In the nomal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to its customers. No material losses are anticipated as a result of these transactions.

The risk-weighted exposures of the Bank and its subsidiaries as at the following dates are as follows:

Group	As at 31 December 2006 Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000	As at 30 June 2006 Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000
Direct credit substitutes	**5,634,855**	**5,634,855**	**5,133,223**	5,719,998	5,719,998	5,397,695
Certain transaction-related contingent items	**6,605,273**	**3,302,607**	**3,012,076**	6,367,217	3,183,608	3,128,665
Short-term self-liquidating trade-related contingencies	**6,778,259**	**1,364,188**	**588,061**	7,707,012	1,541,403	843,044
Islamic housing and hire purchase loans sold to Cagamas Berhad	**1,430,457**	**1,430,457**	**1,216,029**	1,575,756	1,575,756	1,351,664
Obligations under underwriting agreements	**965,976**	**482,988**	**482,988**	742,550	371,275	371,275
Irrevocable commitments to extend credit:						
- maturity within one year	**59,459,939**	**-**	**-**	49,755,601	-	-
- maturity exceeding one year	**6,637,122**	**3,389,057**	**3,201,172**	5,984,817	2,992,409	1,803,568
Foreign exchange related contracts:						
- less than one year	**25,254,705**	**534,332**	**114,033**	26,879,050	249,199	129,920
- one year to less than five years	**127,928**	**2,724**	**582**	59,036	492	257
- five years and above	**-**	**-**	**-**	-	-	-
Interest rate related contracts:						
- less than one year	**24,039,869**	**463,867**	**150,869**	13,096,416	141,387	40,039
- one year to less than five years	**1,051,018**	**21,216**	**8,757**	8,519,746	363,913	102,824
- five years and above	**591,366**	**14,760**	**5,451**	1,709,211	137,204	38,180
Miscellaneous	**2,220,717**	**-**	**-**	2,267,033	-	-
	140,797,484	**16,641,051**	**13,913,241**	130,383,443	16,276,644	13,207,131

A23. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)

	As at 31 December 2006			As at 30 June 2006		
Bank	**Notional Amount RM'000**	**Credit Equivalent Amount* RM'000**	**Risk Weighted Amount* RM'000**	**Notional Amount RM'000**	**Credit Equivalent Amount* RM'000**	**Risk Weighted Amount* RM'000**
Direct credit substitutes	**4,525,525**	**4,525,525**	**4,047,084**	4,862,567	4,862,567	4,694,976
Certain transaction-related contingent items	**6,581,750**	**3,290,875**	**3,003,071**	6,343,749	3,171,874	3,115,506
Short-term self-liquidating trade-related contingencies	**6,684,585**	**1,336,917**	**566,063**	7,677,606	1,535,521	842,675
Islamic housing and hire purchase loans sold to Cagamas Berhad	**1,430,457**	**1,430,457**	**1,216,029**	1,575,756	1,575,756	1,351,664
Obligations under underwriting agreements	**272,380**	**136,190**	**136,190**	273,550	136,775	136,775
Irrevocable commitments to extend credit:						
- maturity within one year	**59,214,281**	**-**	**-**	49,703,408	-	-
- maturity exceeding one year	**6,532,458**	**3,266,229**	**3,201,119**	5,933,909	2,966,955	1,778,112
Foreign exchange related contracts:						
- less than one year	**25,083,143**	**534,043**	**114,033**	26,718,442	247,240	128,939
- one year to less than five years	**127,928**	**2,724**	**582**	59,036	492	257
Interest rate related contracts:						
- less than one year	**23,927,096**	**462,955**	**150,353**	12,900,804	136,741	37,566
- one year to less than five years	**850,853**	**16,463**	**5,347**	8,303,651	359,383	98,730
- five years and above	**538,418**	**10,418**	**3,383**	1,688,163	136,152	37,404
Miscellaneous	**2,213,114**	**-**	**-**	2,255,475	-	-
	137,981,988	**15,012,796**	**12,443,254**	128,296,116	15,129,456	12,222,604

*** The credit equivalent amount and the risk weighted amount are arrived at using the credit conversion factors and risk weights respectively, as specified by Bank Negara Malaysia.**

A23. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)

Market Risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at 31 December 2006, the amount of contracts that was not hedged in the Group and the Bank and, hence, exposed to market risk was RM185.4 million (30 June 2006: RM68.78 million).

Credit Risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Group and the Bank has a gain in a contract. As at 31 December 2006, the amount of credit risk in the Group and the Bank, measured in terms of the cost to replace the profitable contracts, was RM273.0 million (30 June 2006: RM160.56 million). This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

A24. Interest/Profit Rate Risk

Group As at 31 December 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	20,217,539	-	-	-	-	7,227,632	-	27,445,171	4.13
Deposits and placements with banks and other financial institutions	351,013	13,583,271	3,026,531	196,475	-	954,770	-	18,112,060	4.37
Securities purchased under resale agreements	242,580	140,057	-	-	-	-	-	382,637	3.42
Securities held-for-trading	-	-	-	-	-	-	1,784,941	1,784,941	4.13
Securities available-for-sale	-	-	-	-	-	-	30,171,110	30,171,110	4.10
Securities held-to-maturity	26,608	154,960	1,255,928	1,093,740	476,304	28,545	-	3,036,085	4.56
Loans, advances and financing									
- performing	35,693,903	12,732,634	10,673,088	19,832,183	45,021,562	4,740,968	-	128,694,338	6.60
- non-performing*	-	-	-	-	-	2,403,424	-	2,403,424	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	13,217,339	-	13,217,339	-
Other non-interest sensitive balances	-	-	-	-	-	10,162,457	-	10,162,457	-
TOTAL ASSETS	56,531,643	26,610,922	14,955,547	21,122,398	45,497,866	38,735,135	31,956,051	235,409,562	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk (contd)

Group As at 31 December 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non- interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	62,586,118	22,698,939	32,445,559	2,580,114	267,374	29,791,063	-	150,369,167	2.30
Deposits and placements of banks and other financial institutions	12,169,841	5,379,271	1,397,093	1,472,149	714,547	1,703,995	-	22,836,896	3.60
Obligations on securities sold under repurchase agreements	15,342,097	406,264	5,492	-	-	-	-	15,753,853	2.60
Bills and acceptances payable	90,948	138,745	57,647	-	-	1,258,070	-	1,545,410	3.86
Recourse obligations on loans sold to Cagamas	-	220,301	802,671	2,261,143	-	-	-	3,284,115	4.15
Subordinated notes	-	-	-	-	3,841,210	-	-	3,841,210	4.97
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	863,563	-	863,563	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	12,353,776	-	12,353,776	-
Other non-interest sensitive balances	-	-	-	-	-	5,886,449	-	5,886,449	-
Total Liabilities	90,189,004	28,843,520	34,708,462	6,313,406	4,823,131	51,856,916	-	216,734,439	
Shareholders' equity	-	-	-	-	-	17,913,594	-	17,913,594	
Minority interests	-	-	-	-	-	761,529	-	761,529	
Total Liabilities and Shareholders' Equity	90,189,004	28,843,520	34,708,462	6,313,406	4,823,131	70,532,039	-	235,409,562	
On-balance sheet interest sensitivity gap	(33,657,361)	(2,232,598)	(19,752,915)	14,808,992	40,674,735	(31,796,904)	31,956,051	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	6,267,443	(517,066)	(510,043)	(329,728)	(4,910,606)	-	-	-	
Total interest sensitivity gap	(27,389,918)	(2,749,664)	(20,262,958)	14,479,264	35,764,129	(31,796,904)	31,956,051	-	
Cumulative interest rate sensitivity g	(27,389,918)	(30,139,582)	(50,402,540)	(35,923,276)	(159,147)	(31,956,051)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk (contd)

Group As at 30 June 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	25,549,788	-	-	-	-	6,485,607	-	32,035,395	4.22
Deposits and placements with banks and other financial institutions	950,805	1,674,904	1,009,897	63,311	-	352,492	-	4,051,409	4.75
Securities purchased under resale agreements	1,004,367	499,590	-	-	-	-	-	1,503,957	3.72
Securities held-for-trading	-	-	-	-	-	-	477,699	477,699	3.90
Securities available-for-sale	-	-	-	-	-	-	27,445,865	27,445,865	4.50
Securities held-to-maturity	505,649	1,206,571	1,522,903	1,547,495	1,015,640	-	-	5,798,258	3.68
Loans, advances and financing									
- performing	20,926,650	18,802,228	11,021,215	16,913,687	42,243,522	18,759,786	-	128,667,088	6.40
- non-performing*	-	-	-	-	-	2,786,566	-	2,786,566	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	12,120,688	-	12,120,688	-
balances	-	-	-	-	-	9,318,401		9,318,401	-
TOTAL ASSETS	48,937,259	22,183,293	13,554,015	18,524,493	43,259,162	49,823,540	27,923,564	224,205,326	

A24. Interest/Profit Rate Risk (contd)

Group As at 30 June 2006	Non trading book: Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	62,150,164	12,695,799	23,813,415	1,089,939	15,992	36,452,667	-	136,217,976	2.25
Deposits and placements of banks and other financial institutions	16,310,509	5,203,985	1,566,087	1,729,072	659,104	3,238,818		28,707,575	3.68
Obligations on securities sold under repurchase agreements	9,825,474	2,203,376	247,288	-	-	-	-	12,276,138	3.39
Bills and acceptances payable	643,126	980,409	366,906	-	-	2,827,774	-	4,818,215	3.67
Recourse obligations on loans sold to Cagamas	-	22,936	712,593	2,981,133	10,796	-	-	3,727,458	4.15
Subordinated notes	-	-		-	3,896,880	-	-	3,896,880	5.27
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	684,536		684,536	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	11,436,152		11,436,152	-
Other non-interest sensitive balances	-	-	-	-	-	4,966,095		4,966,095	-
Total Liabilities	88,929,273	21,106,505	26,706,289	5,800,144	4,582,772	59,606,042	-	206,731,025	
Shareholders' equity	-	-	-	-	-	16,765,826		16,765,826	
Minority interests	-	-	-	-	-	708,475		708,475	
Total Liabilities and Shareholders' Equity	88,929,273	21,106,505	26,706,289	5,800,144	4,582,772	77,080,343	-	224,205,326	
On-balance sheet interest sensitivity gap	(39,992,014)	1,076,788	(13,152,274)	12,724,349	38,676,390	(27,256,803)	27,923,564	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	799,135	(328,505)	(161,651)	(338,979)	30,000	-	-	-	
Total interest sensitivity gap	(39,192,879)	748,283	(13,313,925)	12,385,370	38,706,390	(27,256,803)	27,923,564	-	
Cumulative interest rate sensitivity g	(39,192,879)	(38,444,596)	(51,758,521)	(39,373,151)	(666,761)	(27,923,564)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk (contd)

Bank As at 31 December 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	20,620,209	-	-	-	-	6,585,161	-	27,205,370	4.10
Deposits and placements with banks and other financial institutions	274,799	10,541,170	2,451,520	-	-	918,894	-	14,186,383	4.31
Securities purchased under resale agreements	242,580	140,057	-	-	-	-	-	382,637	3.42
Securities held-for-trading	-	-	-	-	-	-	1,210,335	1,210,335	4.09
Securities available-for-sale	-	-	-	-	-	-	25,279,537	25,279,537	4.07
Securities held-to-maturity	-	152,949	1,111,359	695,719	365,471	2,044	-	2,327,542	4.49
Loans, advances and financing									
- performing	32,954,914	11,655,224	10,219,847	19,658,367	44,941,927	4,739,783	-	124,170,062	6.58
- non-performing*	-	-	-	-	-	2,503,602	-	2,503,602	-
Other non-interest sensitive balances	-	-	-	-	-	11,938,127	-	11,938,127	-
TOTAL ASSETS	54,092,502	22,489,400	13,782,726	20,354,086	45,307,398	26,687,611	26,489,872	209,203,595	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk (contd)

Bank As at 31 December 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	59,519,043	16,465,759	31,658,546	2,474,435	260,909	31,340,536	-	141,719,228	2.29
Deposits and placements of banks and other financial institutions	13,523,775	5,351,182	1,255,456	1,468,228	714,547	1,703,023	-	24,016,211	3.60
Obligations on securities sold under repurchase agreements	13,276,660	301,275	3,773	-	-	-		13,581,708	2.53
Bills and acceptances payable	90,948	130,903	46,654	-	-	1,251,856	-	1,520,361	3.85
Recourse obligations on loans sold to Cagamas	-	220,301	802,671	2,261,143	-	-	-	3,284,115	4.15
Subordinated notes	-	-	-	-	3,841,210	-	-	3,841,210	4.97
Other non-interest sensitive balances	-	-	-	-	-	4,929,241	-	4,929,241	-
Total Liabilities	86,410,426	22,469,420	33,767,100	6,203,806	4,816,666	39,224,656	-	192,892,074	
Shareholders' equity	-	-	-	-	-	16,311,521	-	16,311,521	
Total Liabilities and Shareholders' Equity	86,410,426	22,469,420	33,767,100	6,203,806	4,816,666	55,536,177	-	209,203,595	
On-balance sheet interest sensitivity gap	(32,317,924)	19,980	(19,984,374)	14,150,280	40,490,732	(28,848,566)	26,489,872	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	6,267,443	(540,611)	(493,315)	(322,911)	(4,910,606)	-	-	-	
Total interest sensitivity gap	(26,050,481)	(520,631)	(20,477,689)	13,827,369	35,580,126	(28,848,566)	26,489,872	-	
Cumulative interest rate sensitivity g	(26,050,481)	(26,571,112)	(47,048,801)	(33,221,432)	2,358,694	(26,489,872)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk (contd)

Bank As at 30 June 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	20,816,434	-	-	-	-	6,726,018	-	27,542,452	4.27
Deposits and placements with banks and other financial institutions	409,801	1,076,617	1,084,195	58,826	-	381,391	-	3,010,830	5.02
Securities purchased under resale agreements	1,004,367	499,590		-	-	-	-	1,503,957	3.72
Securities held-for-trading	-	-	-	-	-	-	476,976	476,976	3.89
Securities available-for-sale	-	-	-	-	-	-	23,143,904	23,143,904	4.38
Securities held-to-maturity	10,705	368,238	1,028,329	1,222,043	639,552	-	-	3,268,867	3.64
Loans, advances and financing									
- performing	21,909,493	17,877,272	10,341,792	16,604,479	42,155,002	16,267,093	-	125,155,131	6.42
- non-performing*	-	-	-	-	-	2,693,264	-	2,693,264	-
Other non-interest sensitive balances	-	-	-	-	-	10,261,625	-	10,261,625	-
TOTAL ASSETS	44,150,800	19,821,717	12,454,316	17,885,348	42,794,554	36,329,391	23,620,880	197,057,006	

A24. Interest/Profit Rate Risk (contd)

Bank **As at 30 June 2006**	**Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 RM'000**	**Non-interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
	Non trading book								
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	51,482,140	11,888,849	24,032,612	940,212	16,300	36,777,323	-	125,137,436	2.09
Deposits and placements of banks and other financial institutions	15,446,567	5,296,512	1,563,282	1,761,232	671,363	3,298,906	-	28,037,862	3.66
Obligations on securities sold under repurchase agreements	8,766,994	2,203,003	247,288	-	-	-	-	11,217,285	3.39
Bills and acceptances payable	687,490	1,041,326	395,412	-	-	3,044,316	-	5,168,544	3.67
Recourse obligations on loans sold to Cagamas	-	22,936	712,593	2,981,133	10,796	-	-	3,727,458	4.15
Subordinated notes	-	-		-	3,896,880	-	-	3,896,880	5.27
Other non-interest sensitive balances	-	-	-	-	-	4,597,447	-	4,597,447	-
Total Liabilities	76,383,191	20,452,626	26,951,187	5,682,577	4,595,339	47,717,992	-	181,782,912	
Shareholders' equity	-	-	-	-	-	15,274,094	-	15,274,094	
Total Liabilities and Shareholders' Equity	76,383,191	20,452,626	26,951,187	5,682,577	4,595,339	62,992,086	-	197,057,006	
On-balance sheet interest sensitivity gap	(32,232,391)	(630,909)	(14,496,871)	12,202,771	38,199,215	(26,662,695)	23,620,880	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	799,135	(328,505)	(161,651)	(338,979)	30,000	-	-	-	
Total interest sensitivity gap	(31,433,256)	(959,414)	(14,658,522)	11,863,792	38,229,215	(26,662,695)	23,620,880	-	
Cumulative interest rate sensitivity g	(31,433,256)	(32,392,670)	(47,051,192)	(35,187,400)	3,041,815	(23,620,880)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A25. Capital Adequacy

The capital adequacy ratios of the Group and the Bank, based on credit and market risks as at the following dates:

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
Before deduction of interim dividend:				
Core capital ratio	**9.36%**	9.91%	**10.06%**	9.61%
Risk-weighted capital ratio	**13.30%**	13.88%	**13.10%**	12.54%
After deduction of interim dividend:				
Core capital ratio	**8.66%**	9.31%	**9.30%**	8.96%
Risk-weighted capital ratio	**12.61%**	13.28%	**12.34%**	11.89%
Components of Tier I and Tier II capital:				
Tier I capital				
Paid-up share capital	**3,843,447**	3,796,947	**3,843,447**	3,796,947
Share premium	**2,533,398**	2,137,807	**2,533,398**	2,137,807
Other reserves [1]	**9,750,093**	10,785,165	**9,589,848** [3]	9,247,856
Tier I minority interest	**217,385**	217,385	**-**	-
Less: Deferred tax assets [1]	**(1,177,568)**	(1,177,568)	**(985,076)** [3]	(1,120,495)
Total Tier I capital	**15,166,755**	15,759,736	**14,981,617**	14,062,115
Tier II capital				
Subordinated obligations	**3,841,210**	3,896,880	**3,841,210**	3,896,880
General allowance for bad and doubtful debts	**2,552,285**	2,415,073	**2,400,386**	2,258,397
Total Tier II capital	**6,393,495**	6,311,953	**6,241,596**	6,155,277
Total capital	**21,560,250**	22,071,689	**21,223,213**	20,217,392
Less: Investment in subsidiary companies [2]	**-**	-	**(1,716,543)**	(1,873,793)
Capital base	**21,560,250**	22,071,689	**19,506,670**	18,343,599

[1] Under Bank Negara Guidelines, deferred tax are not allowed for computation of capital adequacy ratios.

[2] Excludes the cost of investment in a subsidiary, Myfin Berhad (formerly known as Mayban Finance Berhad) of RM840.0 million as its business, assets and liabilities have been transferred to the Bank.

[3] The net profit of the Bank for the half year ended 31 December 2006 was subject to a limited review in accordance with Bank Negara Malaysia's Guidelines and accordingly, has been included in the total capital for the purpose of computing the capital adequacy ratio.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Operations of Islamic Banking

A26a. Unaudited Balance Sheets as at 31 December 2006

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
ASSETS				
Cash and short-term funds	**4,379,125**	3,274,879	**4,298,849**	3,055,980
Deposits and placements with banks and other financial institutions	**890,872**	340,069	**790,871**	340,069
Securities available-for-sale	**1,870,549**	2,418,341	**1,686,845**	2,187,434
Securities held-to-maturity	**187,069**	224,731	**187,069**	186,400
Financing, advances and other loans	**17,297,357**	16,677,354	**17,297,514**	16,677,354
Deferred tax assets	**188,994**	235,560	**188,789**	234,063
Other assets	**189,411**	19,369	**86,847**	15,937
Statutory deposit with Bank Negara Malaysia	**467,000**	421,000	**467,000**	421,000
Total Assets	**25,470,377**	23,611,303	**25,003,784**	23,118,237
LIABILITIES				
Deposits from customers	**17,688,187**	13,593,658	**17,595,915**	13,366,701
Deposit and placements of banks and other financial institutions	**1,726,379**	1,523,222	**1,606,479**	1,477,797
Bills and acceptances payable	**279,217**	2,213,344	**279,216**	2,213,344
Other liabilities	**1,098,714**	1,732,792	**1,002,281**	1,729,914
Provision for tax expense and zakat	**201,397**	171,671	**200,510**	171,385
Subordinated bonds	**2,500,000**	2,500,000	**2,500,000**	2,500,000
Total Liabilities	**23,493,894**	21,734,687	**23,184,401**	21,459,141
ISLAMIC BANKING FUNDS				
Islamic Banking Funds	**534,693**	599,880	**516,002**	516,002
Reserves	**1,441,790**	1,276,736	**1,303,381**	1,143,094
	1,976,483	1,876,616	**1,819,383**	1,659,096
Total Liabilities and Islamic Banking Funds	**25,470,377**	23,611,303	**25,003,784**	23,118,237
COMMITMENTS AND CONTINGENCIES	**8,526,611**	8,541,037	**8,526,611**	8,541,037

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Operations of Islamic Banking (contd)

A26b. Unaudited Income Statements for the 1st Financial Quarter Ended 30 September 2006

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2006 RM'000	31 December 2005 RM'000	31 December 2006 RM'000	31 December 2005 RM'000
Group				
Income derived from investment of depositors' funds	**341,674**	298,981	**663,072**	608,306
Expenses directly attributable to depositors and Islamic Banking Funds	**(9,696)**	(6,388)	**(20,575)**	(12,586)
Impairment loss from securities held-to-maturity	-	-	-	-
Transfer from/(to) profit equalisation reserve	**34,992**	31,899	**91,192**	31,333
Gross attributable income	**366,970**	324,492	**733,689**	627,053
Allowance for losses on financing, advances and other loans	**(41,484)**	(43,948)	**(113,385)**	(79,312)
Total attributable income	**325,486**	280,544	**620,304**	547,741
Income attributable to the depositors	**(140,642)**	(105,943)	**(251,015)**	(223,791)
Income attributable to the Group	**184,844**	174,601	**369,289**	323,950
Income derived from investment of Islamic Banking Funds				
Gross investment income	**19,592**	17,357	**36,565**	33,138
Finance cost	**(25,527)**	-	**(48,843)**	-
Net (loss)/income from investment of Islamic Banking Funds	**(5,935)**	17,357	**(12,278)**	33,138
	178,909	191,958	**357,011**	357,088
Overhead expenses	**(74,439)**	(5,854)	**(156,085)**	(11,567)
Profit before zakat and tax expense	**104,470**	186,104	**200,926**	345,521
Taxation	**(10,092)**	(48,283)	**(62,189)**	(88,635)
Zakat	**(1,813)**	(18)	**(2,412)**	(86)
Profit after taxation	**92,565**	137,803	**136,325**	256,800
Bank				
Income derived from investment of depositors' funds	**335,429**	294,620	**649,806**	594,424
Expenses directly attributable to depositors and Islamic Banking Funds	**(8,475)**	(8,658)	**(18,183)**	(14,678)
Transfer from/(to) profit equalisation reserve	**35,980**	28,644	**91,290**	27,265
Gross attributable income	**362,934**	314,606	**722,913**	607,011
Allowance for losses on financing, advances and other loans	**(42,223)**	(41,949)	**(114,223)**	(81,313)
Total attributable income	**320,711**	272,657	**608,690**	525,698
Income attributable to the depositors	**(139,600)**	(104,756)	**(248,130)**	(220,945)
Income attributable to the reporting institution	**181,111**	167,901	**360,560**	304,753
Income derived from investment of Islamic Banking Funds				
Gross investment income	**19,590**	17,275	**36,563**	33,056
Finance cost	**(25,527)**	-	**(48,843)**	-
Net (loss)/income from investment of Islamic Banking Funds	**(5,937)**	17,275	**(12,280)**	33,056
	175,174	185,176	**348,280**	337,809
Overhead expenses	**(74,339)**	(5,737)	**(155,884)**	(11,350)
Profit before zakat and tax expense	**100,835**	179,439	**192,396**	326,459
Taxation	**(9,172)**	(47,584)	**(60,890)**	(86,030)
Zakat	**(1,803)**	-	**(2,372)**	-
Profit after taxation	**89,860**	131,855	**129,134**	240,429

A26b. Unaudited Income Statements for the 1st Financial Quarter Ended 30 September 2006 (Contd

Reconciliation of net income amalgamated with the conventional banking operations:

	Group		Bank	
	31 December 2006 RM'000	31 December 2005 RM'000	31 December 2006 RM'000	31 December 2005 RM'000
Gross attributable income	**733,689**	627,053	**722,913**	607,011
Net income from investment of Islamic Banking Fund:	**(12,278)**	33,138	**(12,280)**	33,056
Total income before allowances for loan losses and overheads	**721,411**	660,191	**710,633**	640,067
Income attributable to the depositors	**(251,015)**	(223,791)	**(248,130)**	(220,945)
Income from Islamic Banking scheme	**470,396**	436,400	**462,503**	419,122

A26c. Financing, Advances and Other Loans

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
Overdrafts	**1,802,230**	1,425,584	**1,802,230**	1,425,584
Term financing				
- House financing	**5,273,732**	5,322,322	**5,273,732**	5,322,322
- Syndicated financing	**202,214**	173,389	**202,214**	173,389
- Hire purchase receivables	**4,433,880**	3,730,523	**4,433,880**	3,730,523
- Other term financing	**11,404,246**	12,244,460	**11,404,246**	12,244,460
Trust receipts	**137,580**	166,766	**137,580**	166,766
Other financing	**3,871,312**	3,684,397	**3,871,312**	3,684,397
	27,125,194	26,747,441	**27,125,194**	26,747,441
Unearned income	**(8,706,910)**	(9,055,236)	**(8,706,910)**	(9,055,236)
Gross loans and financing	**18,418,284**	17,692,205	**18,418,284**	17,692,205
Allowance for bad and doubtful debts and financing:				
- specific	**(498,332)**	(390,937)	**(498,332)**	(390,937)
- general	**(622,595)**	(623,914)	**(622,438)**	(623,914)
Net financing, advances and other loans	**17,297,357**	16,677,354	**17,297,514**	16,677,354

A26d. (i) Movements in non-performing financing, advances and other loans ("NPL") are as follows:

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
Balance at beginning of the period	**1,363,941**	1,291,218	**1,363,941**	1,291,218
Non-performing during the period	**501,260**	915,069	**501,260**	915,069
Transfer from the finance subsidiary	**8,859**	-	**8,859**	-
Reclassified as performing	**(390,361)**	(521,462)	**(390,361)**	(521,462)
Recoveries	**(76,208)**	(238,946)	**(76,208)**	(238,946)
Amount written off	**(21,362)**	(88,740)	**(21,362)**	(88,740)
Expenses debited to customers' accounts	**3,020**	6,802	**3,020**	6,802
Balance at end of the period	**1,389,149**	1,363,941	**1,389,149**	1,363,941
Specific allowance	**(498,332)**	(390,937)	**(498,332)**	(390,937)
Net non-perfoming financing, advances and other loans	**890,817**	973,004	**890,817**	973,004
Net NPL as % of gross financing, advances and other loans less specific allowance	**4.60%**	5.15%	**4.60%**	5.15%

A26. Operations of Islamic Banking (contd)

A26d. (ii) Movements in the allowance for bad and doubtful debts and financing accounts are as follows:

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
General allowance				
At beginning of the period	**623,914**	609,375	**623,914**	609,375
Allowance made during the period	**157**	12,871	-	12,871
Allowance written back	**(1,667)**		**(1,667)**	
Transferred upon business acquisition	**191**	-	**191**	-
Transfer from specific allowance	-	1,668	-	1,668
At end of the period	**622,595**	623,914	**622,438**	623,914
As % gross loans, financing and other loans less specific allowance	**3.22%**	3.31%	**3.22%**	3.31%
Specific allowance				
At beginning of the period	**390,937**	277,770	**390,937**	277,770
Allowance made during the year	**148,253**	257,678	**148,253**	257,678
Transferred upon business acquisition	**7,957**	-	**7,957**	-
Amount written back	**(27,453)**	(54,187)	**(27,453)**	(54,187)
Amount written off	**(21,362)**	(88,656)	**(21,362)**	(88,656)
Transfer to general allowance	-	(1,668)	-	(1,668)
At end of the period	**498,332**	390,937	**498,332**	390,937

A26e. Deposits from Customers

(i) By type of deposit

	Group		Bank	
	31 December 2006 RM'000	30 June 2006 RM'000	31 December 2006 RM'000	30 June 2006 RM'000
Mudharabah Fund				
Demand deposits	**1,696,800**	1,553,036	**1,696,800**	1,553,036
General investment deposits	**6,042,778**	4,331,794	**6,007,311**	4,150,301
Special investment deposits	**141,592**	632,524	**141,592**	632,524
	7,881,170	6,517,354	**7,845,703**	6,335,861
Non-Mudharabah Fund				
Demand deposits	**3,693,731**	2,557,927	**3,636,926**	2,512,463
Savings deposits	**2,984,325**	2,647,960	**2,984,325**	2,647,960
Negotiable instruments of deposits	**3,128,961**	1,870,417	**3,128,961**	1,870,417
	9,807,017	7,076,304	**9,750,212**	7,030,840
Deposit from Customers	**17,688,187**	13,593,658	**17,595,915**	13,366,701

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. Performance Review

The Group's pre-tax profit for the half year ended 31 December 2006 before revaluation of derivatives and securities held for trading but after loan loss provision increased by 23.4% compared to the corresponding period. The growth was largely driven by improvements in net interest income supported by expansion in the insurance and credit card businesses as a result of the acquisition of Malaysia National Insurance Berhad (MNI) and the Malaysian cards business of American Express.

For the half year ended 31 December 2006, the Group recorded an unrealized mark to market loss of its derivatives and securities held for trading amounting to RM82.5 million whereas an unrealized gain amounting to RM171.2 million was recorded in the corresponding period. Consequently, profit after tax of the Group for the half year ended 31 December 2006 increased by 4.4% or RM58.1 million compared to the corresponding period.

B2. Variation of Results Against Preceding Quarter

The Group registered an increase in attributable profit after tax from RM576.0 million for the preceding quarter to RM789.1 million for the quarter just ended, due mainly to higher non interest income for the quarter just ended coupled with the lower charge to loan loss provision.

B3. Prospects

The implementation of projects and recommendations contained in the 9th Malaysia Plan gained further momentum in the current year. This, together with the strategic and business initiatives being pursued by the Group will give us greater confidence to realise our goals for the current financial year.

B4. Profit Forecast or Profit Guarantee

Neither the Group nor the Bank made any profit forecast or issued any profit guarantee.

B5. Tax Expense and Zakat

The analysis of the tax expense for the year ended 30 June 2006 are as follows:

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Group	RM'000	RM'000	RM'000	RM'000
Malaysian income tax	**319,030**	292,322	**509,025**	536,607
Foreign income tax	**4,464**	1,284	**7,598**	5,777
	323,494	293,606	**516,623**	542,384
Underprovision in prior years	-	3,054	-	3,054
Deferred tax expense				
- Origination and reversal of temporary differences	**(23,587)**	(18,076)	**30,244**	564
- Due to reduction in statutory rate	-	-	**39,756**	-
	(23,587)	(18,076)	**70,000**	564
Share of tax expense in associated companies	-	-	-	-
	299,907	278,584	**586,623**	546,002
Zakat	**2,831**	-	**3,810**	-
	302,738	278,584	**590,433**	546,002

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Bank	RM'000	RM'000	RM'000	RM'000
Malaysian income tax	**332,805**	283,862	**504,758**	504,459
Foreign income tax	**825**	(1,669)	**2,434**	1,149
	333,630	282,193	**507,192**	505,608
Deferred tax expense				
- Origination and reversal of temporary differences	**(29,745)**	(18,374)	**21,155**	785
- Due to reduction in statutory rate	-	-	**39,723**	-
	(29,745)	(18,374)	**60,878**	785
Zakat	**1,802**	-	**2,372**	-
	305,687	263,819	**570,442**	506,393

The effective tax rate for the period is much higher than the statutory rate due mainly to the transfer of deferred tax to the income statement arising from a change in statutory tax rate from 28% to 27%.

B6. Sale of Unquoted Investments and Properties

The profits from the sale of unquoted investments of the Group and Bank amounted to RM124.4 million and RM95.2 million respectively while the profit from sale of properties amounted to RM70,072 for both the Group and the Bank.

B7. Quoted Securities

Financial institutions are exempted from the disclosure requirements relating to quoted securities.

B8. Status of Corporate Proposals Announced but Not Completed

(a) Disposal of Mayban Unit Trust Berhad ("MUTB")

The disposal of Maybank's entire 100% stake in MUTB to Amanah Saham Nasional Berhad was completed on 30 November 2006 for a final consideration of RM38.3 million.

(b) Transformation of Aseambankers Malaysia Berhad into an Investment Bank

Aseambankers Malaysia Berhad ("Aseambankers"), a 94.69% owned subsidiary of Maybank, had on 30 December 2006 completed its transformation into an investment bank by completing the following acquisitions:

i) The assets and liabilities of Mayban Discount Berhad on 11 November 2006;

ii) 100% equity interest in Mayban Securities (Holdings) Sendirian Berhad on 30 December 2006; and

iii) The assets and liabilities of Mayban Securities Sendirian Berhad on 30 December 2006.

As such, with effect from 3 January 2007, Aseambankers as a Participating Organisation of Bursa Malaysia Securities Berhad will be able to undertake stockbroking businesses.

(c) Acquisition of Kewangan Bersatu Berhad ("KBB")

The business of KBB was transferred to Maybank on 30 September 2006, pursuant to a vesting order issued by the High Court of Malaya dated 28 September 2006.

The fair values of the assets and liabilities of KBB acquired are as follows:

	RM'000
Total deposits and cash	23,504
Loans and advances and securities	113,968
Other assets	880
Total assets	138,352
Total deposits received	519,211
Other liabilities	96,050
Total liabilities	615,261
Estimated fair value of net liabilities acquired	(476,909)
Consideration received in cash	513,390
Excess of Group's interest over the net fair value of identifiable assets, liabilities and contingent liabilities	36,481
Cash inflow arising from acquisition	
Consideration received in cash	513,390
Add: Cash and cash equivalents received	988
Net cash inflow	514,378

B8. Status of Corporate Proposals Announced but Not Completed

d) Acquisition of Trade Related Assets of American Express ("AMEX")

On 10 October 2006, the acquisition of the trade related assets of AMEX was completed with a payment of RM124.3 million.

(e) Sale of Non-Performing Loans ("NPL")

On 17 January 2007, Maybank entered into two conditional Sale and Purchase Agreements ("SPAs") for the sale of two tranches of long standing corporate non-performing loans ("NPLs") ("Sale"). One tranche of the NPLs will be sold to Gale Force Sdn Bhd, which is a special purpose vehicle ("SPV"). SBIC Investments SA, which is part of Standard Bank of South Africa Group, is a substantial shareholder of the SPV. The other tranche of the NPLs will be sold to Popular Ambience Sdn Bhd, also an SPV, to be jointly owned by Standard Chartered Bank (Hong Kong) Limited and Standard Chartered Bank Malaysia Berhad.

The 2 tranches of the NPLs will be sold for a total cash consideration of about RM424.8 million. At the date of this report, the sale has yet to be completed.

B9. Deposits and Placements of Financial Institutions and Debt Securities

Please refer to note A11 and A12.

B10. Off-Balance Sheet Financial Instruments

Please refer to note A23.

B11. Changes in Material Litigation

As disclosed during the quarter ended 30 June 2006, a subsidiary, Mayban Trustee Berhad ("MTB") and eleven other defendants were served with a writ summon by ten bondholders for an amount of approximately RM157.8 million. MTB was alleged to have acted in breach of trust and negligence in its capacity as Trustee for the bonds issued. The legal suit is pending court hearing and the liability amount, if any, is subject to the court's decision.

The contingent liability is covered by an existing Banker Blanket Bond Policy between the Bank and a subsidiary, Mayban General Assurance Berhad ("MGAB"), which had entered into a facultative reinsurance contract for an insured sum of RM150 million with three other re-insurers. No provision is made in the Group's financial statements.

As at the date of this report, there were no material changes to the status of this litigation.

Other than that stated above, the Group and the Bank do not have any other material litigation that would materially and adversely affect the financial position of the Group and the Bank.

B12. Interim Dividends

The Board of Directors have declared an interim dividend of 40.0 sen per share less 27% tax for the half year ended 31 December 2006 (31 December 2005: nil).

The interim dividend will be paid on 26 April 2007 to shareholders registered in the Register of Members of Maybank on 12 April 2007. Notice is hereby given that the Register of Members of the Company will be closed from 13 April 2007 to 14 April 2007 (both dates inclusive) for the determination of shareholders' entitlement to the interim dividend.

A Depositor shall qualify for entitlement to the interim dividend only in respect of: -

a) Shares transferred into the Depositors' Securities Account before 4.00 p.m. on 12 April 2007 in respect of transfers.

b) Shares deposited into the Depositors' Securities Account before 12.30 p.m. on 10 April 2007 in respect of securities exempted from mandatory deposit.

c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

B13. Earning Per Share (EPS)

Basic

The basic EPS of the Group is calculated by dividing the net profit for the quarter and the financial year attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue during the quarter and the financial year respectively.

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Net profit for the period (RM'000)	**789,124**	634,079	**1,365,088**	1,307,024
Weighted average number of ordinary shares in issue ('000)	**3,834,215**	3,764,383	**3,818,153**	3,745,661
Basic earnings per share (sen)	**20.58 sen**	16.84 sen	**35.75 sen**	34.89 sen

Diluted

The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the cumulative period attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	2nd Quarter Ended		Cumulative 6 Months Ended	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Net profit for the period (RM'000)	**789,124**	634,079	**1,365,088**	1,307,024
Weighted average number of ordinary shares in issue ('000)	**3,834,215**	3,764,383	**3,818,153**	3,745,661
Effects of share option ('000)	**18,363**	18,893	**31,705**	19,417
Adjusted weighted average number of ordinary shares in issue or issuable ('000)	**3,852,578**	3,783,276	**3,849,858**	3,765,078
Diluted earnings per share (sen)	**20.48 sen**	16.76 sen	**35.46 sen**	34.71 sen

By Order of the Board

Mohd Nazlan bin Mohd Ghazali
LS0008977
Company Secretary
21 February 2007

END